Exhibit 1.01

EXAR CORPORATION

CONFLICT MINERAL REPORT

(For the reporting period from January 1, 2014 to December 31, 2014)

Introduction

This Conflict Minerals Report (“Report”) of Exar Corporation has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for purposes of the Rule. These obligations apply to registrants whatever the geographic origin of the conflict minerals and whether or not the manufacturing of a product funds armed conflict.

If a registrant can establish that its conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, which includes the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”), or from recycled and scrap sources, the registrant must file a Form SD with the SEC. If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and file a Form SD and a Conflict Minerals Report that includes, but is not limited to, a description of those due diligence measures.

The Company and its Products

This Report has been prepared by the management of Exar Corporation (herein referred to as “Exar” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Exar designs, develops and markets high performance analog mixed-signal integrated circuits (“ICs”) and advanced sub-system solutions, Industrial and Embedded Systems, High-End Consumer and Infrastructure markets. Exar’s product portfolio includes analog, display, LED lighting, mixed-signal, power management, connectivity, data management and video processing solutions. Our comprehensive knowledge of end-user markets along with the underlying analog, mixed signal and digital technology has enabled us to provide innovative solutions designed to meet the needs of the evolving connected world. Applying both analog and digital technologies, our products are deployed in a wide array of applications such as industrial, instrumentation and medical equipment, networking and telecommunication systems, servers, enterprise storage systems, Flat Panel Displays for LCD TVs and Tablets, LED Lighting solutions, set top boxes and digital video recorders. We provide customers with a breadth of component products and sub-system solutions based on advanced silicon integration.

We are headquartered in Fremont, California, employ approximately 320 employees on a worldwide basis, and market and sell our products through channel partners, including distributors and manufacturers’ representatives in the US, Europe, Latin America and Asia. We incorporated in California in 1971 and reincorporated in Delaware in 1991.

Since January 1, 2013, the Company has acquired two private companies:   Cadeka Technologies Holding Ltd/Cadeka Microcircuits LLC. (“Cadeka”) and Stretch, Inc.  (“Stretch”) on July 2, 2013 and January 14, 2014, respectively, and one Taiwan publically traded company: Integrated Memory Logic Limited (“IML”) on June 3, 2014. Cadeka and Stretch products and suppliers are included in this Report. The IML products and suppliers will be assessed in connection with our 2015 supply chain partner (“SCP”) reasonable country of origin inquiry (“RCOI”) and diligence process.

We have identified which of our products have conflict minerals that are necessary to their functionality or production as manufactured on our behalf by our SCPs. In this regard, we evaluated all of our component products as well as our card level solutions. The scope of our review included the source and chain of custody of the 3TGs included in our products acquired from all of our SCPs with whom we have direct engagements.

Supply Chain

Because we are a fabless semiconductor company, we outsource all of our wafer fab requirements and semiconductor assembly operations; of which more than 96% are in the Asia Pacific Region. We do not manufacture any of our products. Additionally, the card level solution purchased from a tier-one US-based printed circuit board manufacturer that was a concern from our 2014 Report is no longer being manufactured or sold.

As an ISO 9001 certified organization we continue to implement and adhere to “best in class” operating practices and to work closely with our SCPs. As part of our Supplier Partnerships towards Excellence Policy and Procedure, we select and monitor our SCPs’ performance with visibility into their process and procedures, forming a “virtual factory.” As part of our program, we require our SCPs to update us with regard to their conflict minerals compliance programs and we hold quarterly business reviews to assess their quality and service metrics. Because all of our suppliers are doing business with other publicly traded U.S. based companies, they are well aware and informed of the relevant compliance requirements.

Due to the nature of our supply chain, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. For the reported period of calendar year 2014, we required our SCPs to provide information about the source of conflict minerals and smelters using the latest version of the Conflict Minerals Reporting Template (the “CMRT”) provided by the Conflict-Free Sourcing Initiative (the “CFSI”).

While reasonable efforts were made to validate our Report information as a “downstream customer,” we necessarily had to rely, to a large extent, on information provided by our SCPs and their suppliers, regarding the source and chain of custody of the necessary conflict minerals. Moreover, while we sought information from our SCPs on a continuous, real time basis covering the entire reported period of calendar year 2014, we have no reason to believe that such provided information was inaccurate at any given time or period for the requested period.

Conflict Minerals Policy

We are committed to promoting economic development in all emerging countries through responsible commercial engagement, driving employee awareness, as well as through our corporate citizenship activities. We do not support business practices that are illegal or unethical or which promote human rights violations, slavery or human trafficking. We engage with tier-one, industry leading suppliers whenever possible and expect all our SCPs to fully support and cooperate with our efforts in this regard, including compliance with the Rule. If we learn that any of our SCPs procure and provide minerals from sources that fund or otherwise benefit armed groups in a Covered Country, we will take immediate steps to either work with our SCP to locate alternate sources or transition procurement of any such minerals, materials or components to another supplier.

For additional information about our commitment to responsible sourcing and other human rights, please see our supplier conduct statement on our website at: www.exar.com.

Reasonable Country of Origin Inquiry and ROCI Conclusion

Through a collaborative effort with our SCPs, we determined which raw materials (specifically gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tin, tantalum, and tungsten) were necessary to the functionality or production of our products and identified suppliers for each of these materials. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template and the information is used to maintain a database of these materials by vendor into which supplier history and response data was populated, updated and tracked.  We sent surveys, which were based in each case on the CMRT, to our direct supplier of materials or components which we believe potentially contain 3TG. Throughout 2014, we communicated with and requested confirmatory reports and additional information from our SCPs which were reviewed, and compared against, available public, peer and industry association data.  All such information was considered during our regularly conducted internal conflict minerals team sessions.

To date, we have received responses from 100% of the surveyed suppliers, all of whom responded using the CMRT. Our component SCPs and almost all of their raw material suppliers conduct their operations primarily in the Asia Pacific Region (i.e., PRC, South Korea, Malaysia, Singapore, Indonesia, and Taiwan) and obtain their resources within this geographic region. Thus, all of our component SCP’s responses indicated, and we have no reasonable basis to believe otherwise, that raw material procurement originated from sources other than the Covered Countries and that no conflict minerals in our purchased components originated in a Covered Country.

In accordance with the OECD Guidance and Rule, this Report along with our supplier conduct statement and conflict mineral policies are available on our website: www.exar.com.